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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            Stillwater Mining Company
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             (Exact Name of Registrant as Specified in Its Charter)



              Delaware                                  81-0480654
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(State of Incorporation or Organization)    (I.R.S. Employer Identification No.)



737 Palladium Place, Columbus, Montana                   59019
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(Address of Principal Executive Offices)               (Zip Code)


         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]


         Securities to be registered pursuant to Section 12(b) of the Act:


              Title of Each Class                          Name of Each Exchange on Which
               to be Registered                            Each Class is to be Registered
               ----------------                            ------------------------------
     Preferred Stock Purchase Rights with respect               New York Stock Exchange
     to Series A Preferred Stock, $0.01 par value




         Securities to be registered pursuant to Section 12(g) of the Act:


                                      None
                                (Title of Class)



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On October 26, 1995, the Board of Directors of Stillwater Mining Company (the "Company") authorized and declared a dividend distribution in the from of one Preferred Stock Purchase Right (the "Right") for each outstanding share of its common stock, par value $.01 per share (the "Company Common Stock"), to stockholders of record at the close of business on November 15, 1995 (the "Record Date"), and authorized the issuance of one Right with each share of Company Common Stock issued (including shares distributed from Treasury) by the Company thereafter between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder, subject to the terms of the Rights Agreement (as defined below), to purchase from the Company one one-thousandth of a share (a "Unit") of Series A Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a purchase price of $80 per Unit, subject to adjustment. The purchase price is payable in cash or by certified or bank check or money order payable to the order of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and American Securities Transfer, Incorporated, as Rights Agent, dated as of October 26, 1995, as amended from time to time (the "Rights Agreement").

         Copies of the Rights Agreement and the Certificate of Designation for the Preferred Stock have been filed with the Securities and Exchange Commission as exhibits to a Registration Statement on Form 8-A dated October 30, 1995. Copies of the Rights Agreement and the Certificate of Designation are available free of charge from the Company. This summary description of the Rights and the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to all of the provisions of the Rights Agreement and the Certificate of Designation, including the definitions therein of certain terms, which Rights Agreement and Certificate of Designation are incorporated herein by reference.

         The Rights Agreement

         Initially, the Rights will attach to all certificates representing shares of outstanding Company Common Stock, and no separate Rights Certificates will be distributed. The Rights will separate from the Company Common Stock and the "Distribution Date" will occur upon the earlier of (i) ten business days following a public announcement (the date of such announcement being the "Stock Acquisition Date") that a person or group of affiliated or associated persons has acquired or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Company Common Stock (an "Acquiring Person"), and
(ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Company Common Stock. Until the Distribution Date, (i) the Rights will be evidenced by Company Common Stock certificates and will be transferred with and only with such Company Common Stock certificates, (ii) new Company Common Stock certificates issued after the Record Date (also including shares distributed from Treasury) will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates representing outstanding Company Common Stock will also constitute the transfer of the Rights associated with the Company Common Stock represented by such certificates.



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         An "Acquiring Person" does not include (A) the Company, (B) any subsidiary of the Company, (C) any employee benefit plan maintained by the Company or any of its subsidiaries, (D) any trustee or fiduciary with respect to such employee benefit plan acting in such capacity or a trustee or fiduciary holding shares of Company Common Stock for the purpose of funding any such plan or employee benefits, (E) any person who has reported or is required to report such beneficial ownership on Schedule 13G under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), but only so long as (x) such person is eligible to report such ownership on Schedule 13(G) under the Exchange Act, (y) such person (or any other person) has not reported and is not required to report such ownership on Schedule 13(D) under the Exchange Act, and (z) such person does not beneficially own 20% or more of the shares of Company Common Stock then outstanding, (F) any person if the Board of Directors determines in good faith that such person who would otherwise be an "Acquiring Person" became such inadvertently and without any intention of changing or influencing control of the Company, and as promptly as practicable divested or divests itself of beneficial ownership of a sufficient number of shares of Company Common Stock so that such person would no longer beneficially own 15% or more of the then outstanding shares of Company Common Stock, and after becoming aware that such person would inadvertently be an "Acquiring Person" (but for the operation of this clause) such person does not beneficially own any additional shares, unless such person's beneficial ownership of Company Common Stock is less than 15% of the then outstanding shares of Company Common Stock, or (G) any person who becomes the beneficial owner of 15% or more of the then outstanding shares, of Company Common Stock as a result of the acquisition of shares of Company Common Stock directly from the Company in one or more transactions. In addition, no person shall be deemed an "Acquiring Person" as a result of the acquisition of shares of Company Common Stock by the Company which, by reducing the number of shares of Company Common Stock outstanding, increases the proportional number of shares beneficially owned by such person; provided, however, that if (A) a person would become an "Acquiring Person" (but for the operation of this provision) as a result of the acquisition of shares of Company Common Stock by the Company and (B) after such share acquisition by the Company, such person becomes the beneficial owner of any additional shares of Company Common Stock, then such person shall be deemed an "Acquiring Person."

         The Rights are not exercisable until the Distribution Date and will expire at the close of business on the tenth anniversary of the Rights Agreement unless earlier redeemed or exchanged by the Company as described below. Under certain circumstances the exercisability of the Rights may be suspended. In no event, however, will the Rights be exercisable prior to the expiration of the period in which the Rights may be redeemed.

         As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of Company Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

         In the event that a person becomes an Acquiring Person, then, in such case, each holder of a Right will thereafter have the right to receive, upon exercise, Units of Preferred Stock or, at the option of the Board of Directors (including a majority of the Independent Directors) shares of Company Common Stock (or, in certain circumstances, Company Common Stock, cash, property or other securities of the Company) having a value equal to two times the exercise price of the Right. The exercise price is the purchase price multiplied by the number of Units of



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Preferred Stock issuable upon exercise of a Right prior to the event described in this paragraph. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

         In the event that, at any time following the date that any person becomes an Acquiring Person, (i) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation, (ii) any person merges with the Company and all or part of the Company Common Stock is converted or exchanged for securities, cash or property of the Company or any other person or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise, common stock of the Acquiring Person having a value equal to two times the exercise price of the Right.

         The purchase price payable, and the number of Units of Preferred Stock issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to the holders of the Preferred Stock of evidences of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         With certain exceptions, no adjustment in the purchase price will be required until cumulative adjustments amount to at least 1% of the purchase price. The Company is not required to issue fractional shares of Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Preferred Stock which may be evidenced by depositary receipts). In lieu thereof, an adjustment in cash may be made based on the current market price of a share of Preferred Stock on the day of exercise.

         At any time until ten business days following the Stock Acquisition Date, a majority of the Board of Directors (including, following the date on which there is an Acquiring Person, the majority of the Independent Directors) may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events) (the "Redemption Price") payable, at the election of the majority of the Board of Directors (including a majority of the Independent Directors), in cash or shares of Company Common Stock. Immediately upon the action of a majority of the Board of Directors (including, following the date on which there is an Acquiring Person, a majority of the Independent Directors) ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         The Company may at any time after there is an Acquiring Person, by action of a majority of the Board of Directors (including a majority of the Independent Directors), exchange all or part of the then outstanding and exercisable Rights (other than Rights that shall have become null and void) for Units of Preferred Stock or shares of Company Common Stock pursuant to a one-for-one exchange ratio, as adjusted.



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         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Units of Preferred Stock (or other consideration).

         Any of the provisions of the Rights Agreement may be amended without the approval of the holders of Company Common Stock at any time prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust (i) the time period governing redemption shall be made at such time as the Rights are not redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the Rights of and/or benefiting, the holders of Rights. In addition, after a person becomes an Acquiring Person, no amendment or supplement may be made without the approval of a majority of the Board of Directors (including a majority of the Independent Directors).

ITEM 2. EXHIBITS.

    Number                                Description
    ------                                -----------
      1 Rights Agreement dated as of October 26, 1995 as filed as an Exhibit to Form 8-A filed by Registrant on October 30, 1995 is incorporated herein by reference.

      2 All exhibits required by Instruction II to Item 2 will be supplied to the New York Stock Exchange.




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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                          Stillwater Mining Company.
                                          (Registrant)


Date: June 13, 2001                       By: /s/ Harry C. Smith
                                              ----------------------------------
                                                  Harry C. Smith
                                                  President and Chief Operating
                                                  Officer